EX-5
OPINION RE: LEGALITY


                            Norman T. Reynolds, Esq.
                                 P.O. Box 131326
                            Houston, Texas 77219-1326
                                 (713) 503-9411


June 4, 2002


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  The Majestic Companies, Ltd. - Form S-8

Gentlemen:

         I have acted as counsel to The Majestic Companies, Ltd., a Nevada corporation ("Company"), in connection with its Registration Statement on Form S-8 relating to the registration of Sixty Million (60,000,000) shares of its common stock ("Incentive Shares"), $0.001 par value per Incentive Share, which are issueable pursuant to the Company's Employee Stock Incentive Plan No.2 for Year 2002, as well as the registration of Thirty Million (30,000,000) shares of its common stock ("Stock Shares"), $0.001 par value per Stock Share, which are issueable pursuant to the Company's Non-Employee Directors and Consultants Stock Retainer Plan No.2 for the Year 2002.

         In my representation I have examined such documents, corporate records, and other instruments as have been provided to me for the purposes of this opinion, including, but not limited to, the Articles of Incorporation, and all amendments thereto, and Bylaws of the Company.

         Based upon and in reliance on the foregoing, and subject to the qualifications and assumptions set forth below, it is my opinion that the Company is duly organized and validly existing as a corporation under the laws of the State of Nevada, and that the Incentive Shares and the Stock Shares, when issued and sold, will be validly issued, fully paid, and non-assessable.

         My opinion is limited by and subject to the following:

         (a) In rendering my opinion I have assumed that, at the time of each issuance and sale of the Shares, the Company will be a corporation validly existing and in good standing under the laws of the State of Nevada.

         (b) In my examination of all documents, certificates and records, I have assumed without investigation, the authenticity and completeness of all documents submitted to me as originals, the conformity to the originals of all documents submitted to me as copies and the authenticity and completeness of the originals of all documents submitted to me as copies. I have also assumed the genuineness of all signatures, the legal capacity of natural persons, the authority of all persons executing documents on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company. As to matters of fact material to this opinion, I have relied upon statements and representations of representatives of the Company and of public officials and have assumed the same to have been properly given and to be accurate.

         (c) My opinion is based solely on and limited to the federal laws of the United States of America and the laws of Nevada. I express no opinion as to the laws of any other jurisdiction.

                                                     Very truly yours,


                                                     /s/  Norman T. Reynolds
                                                     ------------------------
                                                     Norman T. Reynolds, Esq.